I, Manuel Teixeira, certify that:

(1) the financial statements of Cust Corp. included in this Form are true and complete in all material respects; and

(2) the tax return information of Cust Corp. included in this Form reflects accurately the information reported on the tax return for Cust Corp. filed for the fiscal year ended Dec 31st, 2021.

_____

Manuel Teixeira

President

10th, March 2022

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.